

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2011

Dr. Renato Fassbind
Chief Financial Officer
Credit Suisse Group AG
Paradeplatz 8, P.O. Box 1
CH 8070 Zurich, Switzerland

      Re: **Credit Suisse Group AG**
              Form 20-F for the year ended December 31, 2009
              Filed March 26, 2010
              File No. 001-15244

Dear Dr. Fassbind:

      We have completed our review of your filing and do not have any further comments at this time.

              Sincerely,

              Daniel L. Gordon
              Branch Chief